Virtu Financial Capital Markets LLC

Statements of Financial Condition
Information under SEC Rule 17a-5
And Report of Independent Registered Public Accounting Firm
December 31, 2017

Virtu Financial Capital Markets LLC
Index
December 31, 2017

	Page(s)
Report of Independent Registered Public Accounting Firm	2
Financial Statements	
Statement of Financial Condition	3
Notes to Financial Statements	4

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Virtu Financial Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Virtu Financial Capital Markets LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2018

We have served as the Company's auditor since 2011.

Virtu Financial Capital Markets LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	7,263,338
Financial instruments owned, at fair value		1,111
Receivables from brokers, dealers and clearing organizations		2,077,321
Exchange memberships and stock ($268,905 at fair value)		1,881,376
Other assets		289,588
Total assets	$	11,512,734

Liabilities and Member's Equity

Liabilities

Financial instruments sold not yet purchased, at fair value	$	648
Payables to brokers, dealers and clearing organizations		5,647
Payable to affiliates		64,222
Accounts payable and accrued expenses and other liabilities		963,395
Total liabilities		1,033,912
Member's equity		10,478,822
Total liabilities and member's equity	$	11,512,734

The accompanying notes are an integral part of the Statement of Financial Condition.

Virtu Financial Capital Markets LLC
Notes to Statement of Financial Condition
December 31, 2017

1. Organization and Description of the Business

Virtu Financial Capital Markets LLC (the "Company") is a Delaware limited liability company formed in 2003. The sole member is Virtu Financial Operating LLC (the "Parent"), a Delaware limited liability company and a wholly owned subsidiary of Virtu Financial LLC (the "Ultimate Parent").

In April 2015, Virtu Financial, Inc. ("VFI") became the sole managing member of Virtu Financial LLC after completing certain reorganization transactions in order to carry on the business of Virtu Financial LLC and to conduct a public offering. VFI operates and controls all of the businesses and affairs of Virtu Financial LLC and, through Virtu Financial LLC and its subsidiaries, continues to conduct the business now conducted by such subsidiaries.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation, and various exchanges. The Company trades for its own account and executes on an agency basis on behalf of its 100% commonly held affiliates as well as for non-affiliated broker dealers and customers. The Company is a self-clearing broker-dealer for its own and its affiliates' trading activity in U.S. equities and maintains clearing memberships with the Depository Trust Company, the National Securities Clearing Corporation and the Options Clearing Corporation and is also registered as a Designated Market Maker ("DMM") on the New York Stock Exchange. Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as the Company's clearing broker and carries and clears, on a fully disclosed basis, the accounts of the Company's customers.

2. Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP")

Use of Estimates

The Company's Statement of Financial Condition is prepared in conformity with a U.S. GAAP, which require management to make estimates and assumptions regarding measurements including the fair value of trading assets and liabilities and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results may differ materially from those estimates.

Cash

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

Receivables from and Payables to Broker-dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. At December 31, 2017, receivables from and payables to broker-dealers and clearing organizations primarily represented amounts due for unsettled trades, securities failed to deliver or failed to receive, deposits with clearing organizations or exchanges and balances due from or due to prime brokers in relation to the Company's trading. The Company presents its balances, including outstanding principal balances on all credit facilities, on a net-by-counterparty basis within receivables from and payable to broker-dealers and clearing organizations when the criteria for offsetting are met.

In the normal course of business, a significant portion of the Company's securities transactions, money balances, and security positions are transacted with several third-party brokers. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf.

Virtu Financial Capital Markets LLC
Notes to Statement of Financial Condition
December 31, 2017

The Company monitors the financial condition of such brokers to minimize the risk of any losses from these counterparties.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

The Company records financial instruments owned, including those pledged as collateral, and financial instruments sold, not yet purchased at fair value.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The Company categorizes its financial instruments into a three-level hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Transfers in or out of levels are recognized based on the beginning fair value of the period in which they occurred.

Exchange Memberships and Stock

Exchange memberships are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of fair value. Exchange stock includes shares that entitle the Company to certain trading privileges. The Company's exchange memberships and stock are included in Exchange memberships and stock in the Statement of Financial Condition.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for United States (U.S.) federal, state and local income tax purposes. Accordingly, no provision for federal or state income taxes is required. The Company is included in the consolidated income tax return of the Ultimate Parent.

The Company recognizes the tax benefit from an uncertain tax position, in accordance with ASC 740, Income Taxes, only if it is more likely than not that the tax position will be sustained on examination by the applicable taxing authority, including resolution of the appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized from such a position is measured based on the largest benefit for each such position that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Many factors are considered when evaluating and estimating the tax positions and tax benefits. Such estimates involve interpretations of regulations, rulings, case law, etc. and are inherently complex. The Company's estimates may require periodic adjustments and may not accurately anticipate actual outcomes as resolution of income tax treatments in individual jurisdictions typically would not be known for several years after completion of any fiscal

Virtu Financial Capital Markets LLC
Notes to Statement of Financial Condition
December 31, 2017

year. The Company has determined that there are no uncertain tax positions that would have a material impact on the Company's financial position as of December 31, 2017.

Recent Accounting Pronouncements

Financial Assets and Liabilities - In January 2016, the FASB issued ASU 2016-01, *Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities*. The ASU intends to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information and addresses certain aspects of the recognition, measurement, presentation, and disclosure of financial instruments. The new ASU affects all entities that hold financial assets or owe financial liabilities and is effective for annual reporting periods (including interim periods) beginning after December 15, 2017. The Company does not expect the adoption of ASU 2016-01 to have a material impact on its financial statements.

3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and Payables to brokers, dealers and clearing organizations at December 31, 2017 consist of the following:

Assets

Due from prime brokers	$	1,846,341
Deposits with clearing organizations		230,525
Securities failed to deliver		455
Total Receivables from brokers, dealers and clearing organizations	$	2,077,321

Liabilities

Due to prime brokers		4,233
Unsettled trades		1,414
Total Payables to brokers, dealers and clearing organizations	$	5,647

4. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company maintains U.S. checking accounts with balances frequently in excess of $250,000. The Federal Deposit Insurance Corporation ("FDIC") insures combined accounts up to $250,000.

Credit Risk

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company. The Company regularly transacts business with major U.S. and foreign financial institutions. The Company is subject to credit risk to the extent that the brokers may be unable to fulfill their obligations either to return the Company's securities or repay amounts owed. In the normal course of its securities activities, the Company may be required to pledge securities as collateral, whereby the prime brokers have the right, under the terms of the prime brokerage agreements, to sell or repledge the securities of the Company. The Company manages credit risk by limiting the total amount of arrangements outstanding, both by individual counterparty and in the aggregate, by monitoring the size and maturity structure of its portfolio and by applying uniform credit standards for all activities associated with credit risk.

Currency Risk

Virtu Financial Capital Markets LLC
Notes to Statement of Financial Condition
December 31, 2017

Though predominantly invested in U.S. dollar-denominated financial instruments, the Company may invest in securities or maintain cash denominated in currencies other than the U.S. dollar. The Company is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies may change in a manner that has an adverse effect on the reported value of the Company's assets and liabilities denominated in currencies other than the U.S. dollar.

Market Risk

The Company is exposed to market risks that arise from equity price risk, foreign currency exchange rate fluctuations and changes in commodity prices. Management has established procedures to actively monitor and minimize market and credit risks. In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to the period end.

5. Borrowings

Short-term borrowings

The Company is a party to two secured credit facilities to finance overnight securities positions purchased as part of its ordinary course broker-dealer market making activities. One of the facilities (the "Uncommitted Facility"), is available for the Company up to a maximum amount of $10.0 million. The loans provided under the Uncommitted Facility are collateralized by the Company's broker-dealer trading and deposit accounts with the same financial institution and, bear interest at a rate set by the financial institution on a daily basis. The Company did not have any outstanding balance as of December 31, 2017.

Revolving credit facility

On November 3, 2017, the Company and two affiliates, as borrower, and Virtu, as guarantor, entered into a credit agreement (the "Revolving Credit Facility") with a consortium of banks with an aggregated borrowing limit of $25 million. The Revolving Credit Facility consists of two borrowing bases: Borrowing Base A Loan is to be used to finance the purchase and settlement of securities; Borrowing Base B loan is to be used to fund margin deposit with the NSCC, which is not available to the Company. The Company did not have any outstanding balance as of December 31, 2017.

Borrowings under the Credit Facility bear interest, at the borrower's option, at a rate based on the greater of (1) federal funds rate, and (2) the LIBOR, plus 1.25% per annum.

The Company did not have any outstanding balance with the Credit Facility as of December 31, 2017.

The interest rate at December 31, 2017 was 2.81% per annum.

6. Financial Assets and Liabilities

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Virtu Financial Capital Markets LLC
Notes to Statement of Financial Condition
December 31, 2017

Financial Instruments Measured at Fair Value

Fair value measurements for those items measured on a recurring basis are summarized below as of December 31, 2017:

	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total Fair Value
Assets				
Financial instruments owned				
Equities	$ 1,111	$ —	$ —	$ 1,111
	$ 1,111	$ —	$ —	$ 1,111
Other assets				
Exchange stock	$ 268,905	$ —	$ —	$ 268,905
	$ 268,905	$ —	$ —	$ 268,905
	$ 270,016	$ —	$ —	$ 270,016
Liabilities				
Financial instruments sold, not yet purchased				
Equities	$ 648	$ —	$ —	$ 648
	$ 648	$ —	$ —	$ 648

Virtu Financial Capital Markets LLC
Notes to Statement of Financial Condition
December 31, 2017

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the Statement of Financial Condition. The table below excludes non-financial assets and liabilities. The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximates fair value due to the relatively short term nature of the underlying assets:

	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets					
Cash	$ 7,263,338	$ 7,263,338	$ 7,263,338	$ —	$ —
Exchange memberships and stock	1,612,471	1,612,471	—	1,612,471	—
Receivables from brokers, dealers and clearing organizations	2,077,321	2,077,321	—	2,077,321	—
Total Assets	$ 10,953,130	$ 10,953,130	$ 7,263,338	$ 3,689,792	$ —
Liabilities					
Payables to brokers, dealers and clearing organizations	$ 5,647	$ 5,647	$ —	$ 5,647	$ —
Total Liabilities	$ 5,647	$ 5,647	$ —	$ 5,647	$ —

7. Commitments and Contingent Liabilities

Legal and Regulatory Matters

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations or investigations and other proceedings. The Company is subject to several of these matters at the present time. Given the inherent difficulty of predicting the outcome of litigation and regulatory matters, particularly in regulatory examinations or investigations or other proceedings in which substantial or indeterminate damages or fines are sought, or where such matters are in the early stages, the Company cannot estimate losses or ranges of losses for such matters where there is only a reasonable possibility that a loss may be incurred. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, and a material judgment, fine or sanction could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company although they might be material to the operating results for any particular reporting period. The Company carries directors' and officers' liability insurance coverage for potential claims, including securities actions, against the Company and its respective directors and officers.

Virtu Financial Capital Markets LLC
Notes to Statement of Financial Condition
December 31, 2017

The Company is subject to extensive oversight under federal and state laws as well as self-regulatory organization ("SRO") rules. Changes in market structure and the need to remain competitive require constant changes to the Company's systems, order routing and order handling procedures. The Company makes these changes while continuously endeavoring to comply with many complex laws and rules. Compliance, surveillance and trading issues common in the securities industry are monitored by, reported to, and/or reviewed in the ordinary course of business by the Company's regulators. As a major order flow execution destination, the Company is named from time to time in, or is asked to respond to a number of regulatory matters brought by U.S. regulators, foreign regulators, SROs, as well as actions brought by private plaintiffs, which arise from its business activities. There has been an increased focus by regulators on Anti-Money Laundering and sanctions compliance by broker-dealers and similar entities, as well as an enhanced interest on suspicious activity reporting and transactions involving microcap securities. In addition, there has been an increased focus by Congress, federal and state regulators, SROs and the media on market structure issues, and in particular, high frequency trading, best execution, internalization, ATS manner of operations, market fragmentation and complexity, colocation, cybersecurity, access to market data feeds and remuneration arrangements, such as payment for order flow and exchange fee structures. The Company has received information requests from various authorities, including the SEC, requesting, among other items, information regarding these market structure matters, to which the Company has responded or is in the process of responding. The Company is currently the subject of various regulatory reviews and investigations by federal, state and foreign regulators and SROs, including the SEC and the Financial Industry Regulatory Authority, Inc. In some instances, these matters may rise to a disciplinary action and/or a civil or administrative action.

Representations and Warranties

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of significant loss is minimal.

8. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1.0 million or 2% of aggregate debit items as defined. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more of its excess net capital (net capital less minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer. At December 31, 2017, the Company had net capital of $8,307,650, which was $7,307,650 in excess of its required net capital of $1.0 million.

Pursuant to NYSE rules, the Company is also required to maintain $4,114,456 of capital in connection with the operation of the Company's DMM business as of December 31, 2017. The required amount is determined under the exchange rules as the greater of $1,000,000 or 15% of the market value of 60 trading units for each symbol in which the Company is registered as the DMM.

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Virtu Financial Capital Markets LLC
Notes to Statement of Financial Condition
December 31, 2017

9. Related Party Transactions

The Company makes loans to and receives loans from affiliates in the ordinary course of business. The loans do not bear any interest. At December 31, 2017, the Company has a payable to its Parent and affiliates of $64,222 related to such loans.

For the year ended December 31, 2017, the Company paid $4,000,000 in distributions to the Parent, which was recorded as a reduction to member's equity in the accompanying Statement of Financial Condition.

10. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in the financial statements through March 1, 2018, the date the Financial Statements were issued and has not identified any reportable or disclosable events not otherwise reported in these financial statements or the notes thereto.